SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007 (report no. 3)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE GAAP FINANCIAL STATEMENTS ATTACHED TO THE PRESS RELEASE IN EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-11250, 333-12996, AND 333-109766) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112, 333-111113 AND 333-134355), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release:  NICE Systems Announces Strong Results for First Quarter 2007, dated May 9, 2007.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated: May 9, 2007

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EXHIBIT INDEX

99.1 Press Release: NICE Systems Announces Strong Results for First Quarter 2007, dated May 9, 2007.

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NICE Systems Announces Strong Results for First Quarter 2007

Ra`anana, Israel, May 09, 2007 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced results for the first quarter of 2007.

Non-GAAP highlights for the quarter (year over year):

●        33% increase in revenue

●        90% increase in operating income

●        48% increase in earnings per fully diluted shares

First quarter 2007 non-GAAP revenue was $117.0 million, representing a 33.1% increase from $87.9 million in the first quarter of 2006.

Non-GAAP gross margin in the first quarter was 62.4%, or $73.0 million gross profit, up from 55.7%, or $48.9 million respectively, in the first quarter of 2006.

Non-GAAP operating margin in the first quarter was 15.0%, or $17.6 million operating profit, compared with 10.5%, or $9.3 million, respectively, in the first quarter of 2006.

First quarter 2007 non-GAAP net income was $16.6 million, a 54.0% increase from $10.8 million in the first quarter of 2006.  Non-GAAP earnings per fully diluted share were $0.31, up from $0.21 in the first quarter of 2006.

On a GAAP basis: First quarter 2007 revenue was $115.9 million, an increase from $87.9 million in the first quarter of 2006. First quarter 2007 gross margin was 59.2%, compared with 54.3% in the first quarter of 2006; operating profit was $7.2 million, compared with operating profit of $5.3 million, in the first quarter of 2006; and first quarter 2007 net income was $8.7 million, or $0.16 per fully diluted share, compared with net income of $7.1 million, or $0.14 per share, on a fully diluted basis, for the first quarter of 2006.

First quarter 2007 operating cash flow was a record $33.9 million.  Total cash and equivalents as of March 31, 2007 were $335.2 million, with no debt, compared with $296.1 million as of December 31, 2006.

"First quarter 2007 results came in at the high-end of our guidance range, following the strong momentum we saw in 2006," said Haim Shani, Chief Executive Officer of NICE.  "As we continue to leverage the secular growth trends in the enterprise and security markets, and after having successfully integrated five companies into NICE over the past two years, we are well positioned to further drive our company forward through organic and acquisitive growth."

Guidance for the second quarter 2007 is for non-GAAP revenue to be between $121 - $126 million, and non-GAAP earnings per fully diluted share in the range of $0.32 - $0.36. Previously announced guidance for the year 2007 is reaffirmed, with non-GAAP revenue to be between $487 - 502 million and non-GAAP earnings per fully diluted share in the range of $1.36 - 1.46.

Conference Call

NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel).  Participants may access the conference call by dialing US toll-free +1-888-281-1167 or +1-800-994-4498; international: +972-3-918-0610; Israel: 03-918-0610.  The call will also be broadcast live on the internet via NICE's website at www.nice.com .  A telephone replay will be available for up to 72 hours, starting from three hours after the call, by dialing one of the following numbers: US Toll-free: + 1-888-326-9310; international: + 972-3-925-5930; Israel: 03-925-5930.

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Non-GAAP

Non-GAAP results exclude the fair value adjustment on acquired deferred revenues of $ 0.8 million net of taxes, and the amortization of acquired intangible assets of $3.5 million, net of taxes in the first quarter 2007 and stock based compensation expenses of $3.6 million, net of taxes for the first quarter 2007. Reconciliation between the results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis).

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, in−process research and development write−off, stock based compensation expenses, as well as certain business combination accounting entries.  The purpose of such adjustments is to give an indication of our performance exclusive of non−cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigns to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non−GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non−GAAP financial measures may differ materially from the non−GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Media

Galit Belkind NICE Systems   +1 877 245 7448

galit.belkind@nice.com

Investors

Daphna Golden NICE Systems +1 877 245 7449

ir@nice.com

Trademark Note: Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Analytics(TM), NiceVision ControlCenter(TM), NiceVision Digital(TM), NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Net(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®, Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2006	2007
	Unaudited	Unaudited

Revenue
Product	$57,274	$73,202
Services	30,641	42,740
Total revenue	87,915	115,942

Cost of revenue
Product	19,799	20,261
Services	20,401	27,068
Total cost of revenue	40,200	47,329

Gross Profit	47,715	68,613

Operating Expenses:
Research and development, net	9,269	12,981
Selling and marketing	20,299	27,420
General and administrative	11,998	19,198
Amortization of acquired intangible assets	598	1,852
In-process research and development	212	-
Total operating expenses	42,376	61,451

Operating income	5,339	7,162

Financial income, net	3,866	3,250

Income before taxes on income	9,205	10,412
Income tax expense	2,135	1,686

Net income	$7,070	$8,726

Basic income per share	$0.15	$0.17

Diluted income per share	$0.14	$0.16

Weighted average number of shares
outstanding used to compute:

Basic income per share	48,666	51,394
Diluted income per share	51,386	53,459

During May 2006, the Company effected a 2 to 1 stock split on its Ordinary shares. All Ordinary share, options and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

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NICE SYSTEMS LTD. AND SUBSIDIARIES
NON-GAAP NET INCOME AND EARNINGS PER SHARE
U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2006	2007
	Unaudited	Unaudited

GAAP net income	$7,070	$8,726

Adjustments

US GAAP valuation adjustment on acquired deferred revenue
Product Revenue	-	173
Service Revenue	-	897

Amortization of acquired intangible assets
included in cost of product	967	2,537
included in operating expense	598	1,852

Compensation expense for stock options
included in cost of product	56	167
included in cost of services	202	614
included in research & development	246	594
included in sales & marketing	557	1,431
included in general & administrative	1,098	2,179

Write-off of acquired in-process research & development	212	-

Tax benefit associated with amortization of acquired intangible assets, FAS 123R options compensation and acquired
deferred revenue	(211)	(2,541)

NON-GAAP net income	$10,795	$16,629

NON-GAAP basic income per share	$0.22	$0.32

Diluted income per share	$0.21	$0.31

Weighted average number of shares
outstanding used to compute:

Basic income per share (a)	48,666	51,394
Diluted income per share (a,b)	51,386	53,977

(a) During May 2006, the Company effected a 2 to 1 stock split on its Ordinary shares. All Ordinary share, options and per share amounts have been adjusted to give retroactive effect to the stock split for all periods presented.

(b) For Non-GAAP income per share the diluted weighted average number of shares outstanding were calculated excluding the effects of expensing stock options under Statement 123R

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	March 31,
	2006	2007
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$67,365	$79,412
Short-term investments	92,989	84,081
Trade receivables	81,312	78,369
Other receivables and prepaid expenses	11,399	13,166
Inventories	18,619	16,122
Deferred tax assets	14,478	14,343

Total current assets	286,162	285,493

LONG-TERM ASSETS:
Marketable securities	135,810	171,659
Other long-term assets	12,030	12,536
Deferred Tax Assets	2,917	3,659
Property and equipment, net	15,813	15,912
Other intangible assets, net	111,182	106,637
Goodwill	220,430	220,943

Total long-term assets	498,182	531,346

TOTAL ASSETS	$784,344	$816,839

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$22,845	$14,144
Accrued expenses and other liabilities	146,990	165,690

Total current liabilities	169,835	179,834

LONG-TERM LIABILITIES:
Deferred tax liabilities	33,130	31,359
Other long-term liabilities	11,805	12,385

Total long-term liabilities	44,935	43,744

SHAREHOLDERS' EQUITY	569,574	593,261

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$784,344	$816,839

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Three months ended
	March 31,
	2006	2007
	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$7,070	$8,726
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,025	6,850
Accrued severance pay, net	(18)	55
Amortization of discount (premium) and accrued interest
on marketable securities	(27)	(28)
Stock based compensation	2,159	4,985
Excess tax benefit from share-based payment arrangements	(392)	(1,563)
In-process research and development	212	-
Decrease in trade receivables	3,553	2,985
Increase in other receivables and prepaid expenses	(70)	(1,623)
Decrease in inventories	2,688	2,543
Decrease in trade payables	(1,922)	(8,698)
Increase in accrued expenses and other liabilities	6,737	22,090
Deferred taxes, net	(606)	(2,393)
Other	1	(6)

Net cash provided by operating activities	23,410	33,923

Cash flows from investing activities:

Purchase of property and equipment	(1,785)	(2,237)
Proceeds from sale of property and equipment	-	33
Investment in short-term bank deposits	(19)	(44)
Proceeds from short-term bank deposits	31	21
Proceeds from maturity of marketable securities	5,580	72,350
Investment in marketable securities	(48,075)	(101,237)
Proceeds of call of long-term held-to-maturity marketable securities	-	2,000
Capitalization of software development costs	(120)	(213)
Payment for the acquisition of Fast Video Security AG	(21,174)	-
Payment for the acquisition of IEX Corporation	-	(1,500)
Decrease in accrued acquisition costs	(10)	(48)

Net cash used by investing activities	(65,572)	(30,875)

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Three months ended
	March 31,
Cash flows from financing activities:

Proceeds from issuance of shares and exercise of share options, net	8,684	7,412
Excess tax benefit from share-based payment arrangements	392	1,563
Decrease in accrued expenses associated with the 2005 offering	(104)	-
Decrease in short-term bank credit assumed in the acquisition of Fast	(785)	-

Net cash provided by financing activities	8,187	8,975

Effect of exchange rate changes on cash	14	24

Increase (decrease) in cash and cash equivalents	(33,961)	12,047
Cash and cash equivalents at beginning of period	54,956	67,365

Cash and cash equivalents at end of period	$220,995	$79,412

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